Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
PRE - Q1 2015 PartnerRe Ltd Earnings Call

EVENT DATE/TIME: APRIL 28, 2015 / 02:00PM GMT

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APRIL 28, 2015 / 02:00PM GMT, PRE - Q1 2015 PartnerRe Ltd Earnings Call

CORPORATE PARTICIPANTS

Robin Sidders PartnerRe Ltd. - Director of IR
David Zweiner PartnerRe Ltd. - Interim CEO
Bill Babcock PartnerRe Ltd. - EVP & CFO

PRESENTATION

Operator

(Operator Instructions)

If you haven't received a copy of the press release, it is posted on the Company's website, www.PartnerRe.com, or you can call 212-687-8080 and one will be faxed to you right away. I'll now hand over the call to Robin Sidders, Director of Investor Relations at PartnerRe, who will begin the call.

Robin Sidders - PartnerRe Ltd. - Director of IR

Good morning, and welcome to PartnerRe's first-quarter 2015 results conference call webcast. As a reminder, our first-quarter financial supplement can be found on our website at PartnerRe.com in the Investor Relations section by clicking on Supplementary Financial Data on the Financial Reports page. On today's call are David Zwiener, Interim CEO of PartnerRe, and Bill Babcock, Executive Vice President and CFO of PartnerRe.

Before we review our first quarter results, I'd like to briefly touch on the Company's position with respect to the amalgamation agreement with AXIS Capital and the subsequent unsolicited proposal by Exor to acquire PartnerRe. As was previously announced on January 25, 2015, PartnerRe entered into a definitive amalgamation agreement with AXIS Capital to combine the two companies. As we stated in a press release on April 14, 2015, the PartnerRe Board, consistent with its fiduciary duties, is reviewing the Exor proposal to determine the course of action that it believes is in the best interests of PartnerRe and its shareholders. The Board will announce its position regarding the Exor proposal following its review, which will be completed in due course. Given that the review process is ongoing, and the purpose of today's call is to discuss our financial results, we will not be taking any questions at the conclusion of the prepared remarks, as we cannot comment further on this matter at this time. Any questions related to the financial results for the first quarter can be directed to me after the conclusion of the call.

I will begin with the Safe Harbor statement. Forward-looking statements contained in this call are based on the Company's assumptions and expectations concerning future events and financial performance of the Company, and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe's forward looking statements could be affected by numerous foreseeable and unforeseeable events and developments, such as exposure to catastrophe, or other large property intensity losses; adequacy of reserves; risks associated with implementing business strategies; levels and pricing of new and renewal business achieved; credit, interest, currency and other risks associated with the Company's investment portfolio; changes in accounting policies; and other factors identified in the Company's filings with the Securities and Exchange Commission.

In light of the significant uncertainties inherent in the forward-looking information contained herein, listeners are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

In addition, during the call management will refer to some non-GAAP measurements when talking about the Company's performance. You can find a reconciliation of those measures to GAAP measures in the Company's financial supplement. With that, I'll hand the call over to Dave.

David Zweiner - PartnerRe Ltd. - Interim CEO

Thank you, Robin, and good morning, everyone. Thank you for joining our first quarter 2015 results conference call. We had a very good first-quarter result, giving us a solid start to 2015. As you saw from our press release last night, we had strong operating performance, resulting in a 9.8% operating ROE, or 11.8% before transaction-related expenses. Total premiums were up slightly in the first quarter, after adjusting for foreign currency.

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APRIL 28, 2015 / 02:00PM GMT, PRE - Q1 2015 PartnerRe Ltd Earnings Call
Our team has done an excellent job of maintaining the integrity of our portfolio, and even saw some interesting growth opportunities from the January 1 renewal. The Non-life segment posted a strong underlying technical result, driven by a low level of cat losses and continued favorable reserve development across all sub segments. Our non-life combined ratio was very good at 82.8%, representing a 1 point improvement over the first quarter last year.

Our Life and Health segment continues to record strong results. We should growth in both accident and health, and to a lesser extent, mortality and longevity lines. The segment continues to be a consistent contributor to overall results, and brings additional balance to the portfolio in the form of non-correlated diversified risks.

Our investment portfolio reduced good results as well during the first quarter. Net investment income was down quarter over quarter, while we recorded a net mark-to-market gain on the portfolio. All in, this resulted in tangible book value for share growth of over 3%, which when adjusted for dividends was close to 4%. So we had a very good quarter. Importantly, our teams continue to maintain focus, and will continue to deliver strong results in spite of continued challenges across nearly all reinsurance markets. I will hand it over to Bill now to walk you do the results in greater detail, and I will come back at the end to share our views on the current market conditions and our strong April 1 renewal. Bill?

Bill Babcock - PartnerRe Ltd. - EVP & CFO

Thanks, Dave, and good morning, everyone. As Dave highlighted, we posted good financial results to start 2015. While the lack of major catastrophe events clearly helped, as did our favorable prior-year developments, our core portfolio continues to produce good results. Combined with healthy results from our growing Life and Health business, and good investment results, we posted a very good operating result of the quarter.

Operating earnings for the quarter were $151 million or $3.09 per diluted share, which translates to an annualized operating ROE of 9.8%. As I will discuss in more detail later, our operating earnings include $31 million of pretax costs related to the amalgamation with AXIS, which translates to $0.63 per diluted share or 2 points on the operating ROE, pretax. Net income for the quarter was 132 -- I'm sorry, net income for the quarter was $232 million or $4.76 per diluted share, and reflects a strong annualized net income ROE of 15.1%. Diluted tangible book value per share at quarter-end was $118.40, and represents an all-time high for PartnerRe. Including dividends paid, diluted tangible book value per share increased 4% during the quarter.

Given the significant movement in foreign currency markets this quarter, I thought it would make sense to provide you some context to how we think about these impacts on our results and financial position. Approximately half of our premium is denominated in currencies other than the US dollar. As a matter of policy, we currency-match our assets and liabilities, and our net exposure to foreign currencies, which you can find disclosed each quarter-end in our 10-Q, is minimal. So while foreign currency movements can have a material impact on individual line items in our income statement and balance sheet, their overall net impact was fairly minimal.

That said, let's start with first-quarter premiums, which reflect strong [1:1] renewal growth, which we discussed with you on last quarter's call. We are pleased to report increases in both total net premiums written and earned, compared to the prior-year quarter, FX-adjusted. Our Life and Health portfolio was the driver of these increases, while we experienced some modest decreases in our Non-life portfolio. First-quarter Non-life net premiums written and earned were down 3% and 1%, respectively, over the prior-year quarter. These figures are on a constant FX basis, as are all references to percentage premium changes for the remainder of my prepared remarks.

The decrease in net premiums written is driven by the North American subsegment, reflecting cancellations, non-renewals and participation decreases across various lines, and lower premiums bound in the agriculture line, due to a delayed renewal where some significant contracts remained in process at quarter-end. This decrease was partially offset by modest increases in our Catastrophe and Global P&C subsegments. The Non-life technical ratio for the quarter was very good at 77.3%, resulting in technical income of $213 million. This is comparable to the 77.4% we reported in the prior-year quarter.

Favorable Non-life reserve development this quarter was strong, at $224 million, or 24 points, on the loss ratio, up 7.5 points compared to the favorable development we reported in the prior-year quarter. The favorable development this quarter was driven by strong actual versus expected loss experience.

During the quarter, we reported favorable prior-year development across all our Non-life subsegments, and almost all our lines of business. The distribution of favorable prior-year developed this quarter was 16% from short-tail lines, 34% from medium-tail lines, and 50% from long-tail lines. The most significant contributors to short-tail development were the catastrophe subsegment and the property line of Global P&C. Medium-tail development was led by contributions from marine, aviation/space, and credit/surety in our Global Specialty subsegment. Long-tail lines were led by the casualty line in North America, and to a lesser extent the special casualty line in our Global Specialty subsegment.

39% of the favorable development we reported this quarter came from underwriting years 2009 and prior. Loss experience on older years continues to be very favorable, especially in specialty and North America, and we continue to react to that. At the same time, the current pricing environment leads us to set up new reserves in our long-tail lines at what we feel are appropriately prudent levels. You can find the distribution of prior-year reserve development by subsegment in our financial supplement.

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APRIL 28, 2015 / 02:00PM GMT, PRE - Q1 2015 PartnerRe Ltd Earnings Call
Now I'd like to take you through our Non-life subsegment results. In our North America subsegment, net premiums written and earned were both down 10%. The decrease is primarily due to cancellations, nonrenewals and decreased participation across various lines, and lower premiums bound in the agriculture line of business, due to the delayed renewal of some significant contracts which remained in process at quarter-end. These decreases were partially offset by new business written in prior periods, and a January 1, 2015 renewal in the property and casualty lines of business.

I will now bring you up to speed on our ag renewals. We have now finalized our 2015 agriculture renewals, producing total estimated 2015 bound premiums of $476 million, 3% higher than the 2014 bound premiums. Consistent with our approach in 2014, we are booking the 2015 portfolio at a net breakeven result, as certainty around the growing season and commodity prices won't be known until much later in the year.

Gross premiums written in the second quarter of 2015 should include approximately a $50 million catch-up of first-quarter premiums related to those contracts that I referred to as being delayed, which remained in process last quarter-end. Also in the second quarter of 2015, and somewhat offsetting this, we will retro-cede approximately $36 million of agriculture premium into our Lorenz Re collateralized third-party sidecar vehicle, under both excess of loss and quota share contracts.

The technical ratio in our North America subsegment for the quarter was 78.2%, and was aided by strong favorable prior-year development, which contributed 24.3 points this result. As I discussed earlier, this favorable development in the North America subsegment was primarily driven by strong favorable actual versus expected loss trends, particularly in the casualty line of business. The technical ratio for the quarter also continues to reflect the competitive pricing we see across nearly all lines.

Now moving on to our Global P&C subsegment. Net premiums written and earned increased 1% and 5%, respectively. The increase was due to new business and increased participations in the property and motor lines of business, and was partially offset by the cancellation of a large motor contract.

The technical ratio for the quarter was 98.5%, and includes 10.4 points of favorable prior-year development. The technical ratio for the quarter includes an above average number of mid-sized losses, as we expect to occur from time to time. The result also reflects the competitive pricing conditions we are experiencing in these markets.

In our global specialty subsegment, net premiums written were flat, while net premiums earned were up 8%. Net premiums written reflect new business in the agriculture and multi-lines of business, and lower ceded premiums under the Company's retrocessional program. The lower ceded premiums reflect the optimization of our coverage, and we benefited from better retrocessional pricing. These increases in net premiums written were offset by decreases in the marine, credit/surety, and specialty casualty lines of business, primarily due to cancellation, downward premium adjustments, and reduced participations. The increase in net premiums earned is the result of business bound in recent prior quarters.

The technical ratio for the quarter was 72.1%, and includes 30 points of favorable prior-year reserve development. With strong contributions from marine, specialty casualty, aviation/space and credit/surety lines of business, due to strong continued favorable actual versus expected loss experience. While competition remains tough, and capacity abundant, we are pleased with our performance and our results in the subsegment.

In the quarter, our catastrophe subsegment's net premiums written were up 5%, while net premiums earned decreased by 17% compared to the prior-year quarter. The increase in net premiums written was primarily due to lower ceded premiums under the Company's retrocessional program, as well as the extension of a significant treaty for one quarter and new business written. These increases were partially offset by cancellations, nonrenewals, and shared decreases, reflecting rate reductions of approximately 10% on average across the portfolio, and modest exposure reductions as a result of profitability concerns. The technical ratio for the quarter was 40.7%, and includes 24.3 points of favorable prior-year reserve development, and also reflects a low level of catastrophe activity and current competitive market conditions.

Turning to our Life and Health segment, net premiums written and earned were up 19% and 21%, respectively, over the prior-year quarter. The primary drivers are PartnerRe Health, and to a lesser extent, new business written in our mortality and longevity lines. The PartnerRe Health increases were driven by continued growth and ongoing effects of the transition from an MGA on to our paper, as well as premium timing differences. The Life and Health allocated underwriting result, which includes allocated investment income and other expenses, was $25 million this quarter compared to $14 million in the prior-year quarter. A higher level of net favorable prior-year loss development from the life mortality line, and PartnerRe Health's accident and health business, drove the increase.

In financial markets, US and euro government rate decreased, and equity markets were moderately higher. Net investment income decreased compared to the prior-year quarter, and we recorded a mark-to-market gain. The US dollar strengthened during the quarter, and had a fairly significant impact on our investment portfolio. However, as I previously mentioned, given that we currency-match our liabilities, this decrease was largely offset.

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APRIL 28, 2015 / 02:00PM GMT, PRE - Q1 2015 PartnerRe Ltd Earnings Call
Overall, investments contributed $206 million to our first-quarter pretax income, excluding investment income allocated to our Life and Health segments. Of this amount, income of $93 million was included in pretax operating income, and net gains of $113 million were included in pretax nonoperating income. Our total return this quarter was 1.4% on a local currency basis.

Net investment income for the quarter was $105 million, down 7% on a constant FX basis from the $115 million we reported in the fourth quarter of 2014. The decrease was primarily driven the seasonal impact of US CPI on our [tips] portfolio, and call premiums we recorded on several fixed income securities in the fourth quarter of 2014.

Our portfolio investment rate of 2.8% continues to exceed current market yields. This gap was approximately 45 basis points at quarter end. As a result, we expect continued pressure on investment income, assuming current rates persist.

During the quarter, there were some modest changes in asset allocation within the fixed income portfolio, as we decreased non-US governments and increased allocations to municipals through direct holdings and mutual funds. Our portfolio duration was 3.5 years at quarter-end, down slightly from the 3.7 years we reported at the end of the fourth quarter of 2014, but comparable to our neutral duration of 3.6 years. The average credit quality of the fixed income portfolio remains A-plus at quarter end.

Other expenses this quarter were $125 million, compared to the $123 million we reported last quarter. This quarter's other expenses include $31 million of cost related to the amalgamation with AXIS, or 63% pretax per diluted share, while the fourth quarter of 2014 included higher bonus accruals and the impact of withholding taxes on certain inter-company dividends. The cost of $31 million related to the amalgamation this quarter primarily reflects executive severance costs and legal and banking costs.

The effective tax rates this quarter were 17.2% on operating income and 35.6% on non-operating gains. These rates reflect the geographies where profits and losses emerged. Comprehensive income for the quarter was $243 million, driven primarily by net income for the quarter of $246 million. Operating cash flow was $139 million this quarter, compared to $79 million we reported in the comparable prior-year quarter, primarily reflecting lower taxes paid.

The time value of money in our Non-life reserves was $369 million pretax quarter-end. We calculate this using the risk-free rates for each major reserve [in] currency. This compares to the $474 million pretax we reported at the end of the fourth quarter, and the decrease is primarily related to lower risk-free rates.

Total capital at quarter end was $8 billion, up 1.9% from the $7.9 billion reported at the end of last quarter. The increase was driven by comprehensive income exceeding share repurchases and dividend activity during the quarter.

During the first quarter, and prior to the announcement of the amalgamation agreement with AXIS, when we suspended share repurchases until the closing of the transaction, we reported 500,000 -- I'm sorry, we repurchased 500,000 shares at a total cost of $59 million. This represents about an 11% discount to the fourth quarter 2014 diluted book value per share.

Before handing the call over to Dave, I wanted to mention a one-off item that will impact our second-quarter expenses and operating results. Last week, we signed a settlement agreement with the former shareholders of Presidio, whereby we agreed to pay $29 million to terminate all of our obligations to pay earnout consideration pursuant to the original earnout agreement that we entered into in December 2012. The settlement provides certainty over the amounts to be paid, and our second-quarter expenses and operating results will include a one-time pretax expense of $25 million. Now, I will hand the call back to Dave to update you on our view of the markets and our April renewal.

David Zweiner - PartnerRe Ltd. - Interim CEO

Thank you, Bill. Turning to market conditions, April 1 is not a major renewal period for us, with a little more than $300 million of Non-life premium up for renewal. While there is still a considerable amount of business in process, we expect written premium to increase approximately 50% over the renewal premium. The strong growth is driven primarily by new business opportunities in international agricultural business, P&C business in China, and strong renewals in business expansion with existing clients in Japan and the US.

Our clients have responded favorably to the news of our merger with AXIS, and this, along with our proactive approach to our clients and markets, resulted in a very successful April renewal for us. As a first data point of how the market will react to our combined organization, it is a very good start. Renewal conditions, however, remain competitive across-the-board, with technical profitability showing slight deterioration when compared to 2014.

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APRIL 28, 2015 / 02:00PM GMT, PRE - Q1 2015 PartnerRe Ltd Earnings Call
Every line and market runs on different cycles and dynamics, so there is a wide variation in technical profitability by line, and we expect this to continue throughout 2015. We do enjoy differentiated pricing and terms in certain markets and on certain treaties, but this is the exception rather than the rule for the portfolio as a whole. So while we are very pleased with our April renewal, as I mentioned, much of it came at challenged market pricing, which I will give you some more color on now.

In international markets, catastrophe renewals in Japan continue to experience price declines of about 12% to 15% for earthquake exposure, but are still providing adequate returns. Wind-exposed risks show rate level reductions of up to 10%. Overall, we are satisfied with the results of the cat renewals, which showed 20% growth over the April 1, 2014 renewal, primarily the result of the strong relationships we have built with existing clients, as well as new business opportunities. Renewal conditions were not drastically different in the US.

With a limited number of catastrophe treaties that we saw renewing in the period, risk-adjusted rates were down in line with the decline seen during the January 1 renewals, generally up to 12%. There is excess cat capacity in the market, and this is clearly having an impact on terms. Looking ahead, as we approach the June/July renewal period, we expect that the trends that we saw in January and April will continue. We are not a heavily Florida specialist writer, as they account for only around 5% of our overall catastrophe premium.

Standard international P&C terms and conditions continue to soften, as capacity remains abundant in this market. This picture is broadly true for most standard P&C business in both mature and emerging markets. Despite this challenging environment, this was a good renewal for the segment. We were able to strengthen relations with existing clients and to expand our overall client base. The strongest growth was seen in the motor and property proportional segments in our high-growth markets, especially in China, where we were able to grow our franchise considerably.

And Global Specialty lines, where we write multiple lines of business, we also experienced general deterioration in reinsurance terms, although the picture is a little more variable. Lines that have performed well in the recent past, which for us means the majority of lines, are experiencing the same competitive pressures as standard P&C lines as they come up for renewal.

In addition, due to the specialist nature of the underlying products, we found some opportunities to write attractive new business is in selected segments such as agriculture and credit. The lines we write in our North American subsegment are also experiencing competitive pressures, and cedants are often trying to obtain broader coverage terms in addition to rate reductions. As April is a relatively quiet renewal period for both standard lines and managed programs in North America, most of the activity is from specialty lines. In specialty casualty, we found new business of $15 million at a 92% priced technical ratio.

In mortgage, in addition to restructuring our largest in-force mortgage treaty at April 1, we continue to see an abundance of new business opportunities. Through April 1, we have written $102 million of mortgage premiums at a very healthy 84% priced technical ratio. In addition, we expect the final North American April renewal to end up ahead of our original expectations on volume, due to the strong growth in specialty lines. Due primarily to the weight of the additional mortgage premium in April, the overall priced technical ratio will improve slightly from 2014.

In summary, overall conditions are clearly difficult across-the-board. While market conditions are what they are, it is particularly gratifying that we have been able to maintain, and in some cases improve, our positioning in this competitive market, while minimizing any reduction in profitability. It speaks to the strengths of the PartnerRe franchise and, as I mentioned earlier, is a very good indication of how the market is viewing the combined PartnerRe/AXIS organization.

This concludes our first-quarter earnings conference call and, as Robin indicated at the start of the call, we will not be taking any questions today. Any questions related to our financial results can be related to Robin after the call. Thank you again for joining us today, and for your continued interest in PartnerRe.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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